NEDAK ETHANOL, LLC
                              87590 HILLCREST ROAD
                                  P. O. BOX 391
                            ATKINSON, NEBRASKA 68713



                                  June 12, 2006



Securites and Exchange Commission                                 VIA FACSIMILE
Washington, D.C. 20549

        Re:    NEDAK Ethanol, LLC
               Form SB-2 Registration Statement
               File Number 333-130343

Ladies and Gentlemen:

        On behalf of NEDAK Ethanol, LLC, I hereby request that the above-captioned Registration Statement be declared effective at approximately 12:00 noon on June 15, 2006, or as soon as reasonably practicable thereafter. I understand that this request for acceleration will be considered as a confirmation of the fact that NEDAK Ethanol, LLC is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-captioned Registration Statement.

                                            Very truly yours,

                                            NEDAK Ethanol, LLC


                                            By:  /s/ Jerome Fagerland
                                                -----------------------------
                                                Jerome Fagerland, President